United States Securities and Exchange Commission
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                             Talger Management Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                December 20, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/x/  Rule 13d-1(c)
/ /  Rule 13d-1(d)
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1.     Names of Reporting Persons:             517093 B.C. Ltd.
                                               Damion Loth

       Damion Loth is the  controlling  shareholder  and director of 517093 B.C.
       Ltd.

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2.     Check the appropriate box if a member of a group:             (a) /x/
                                                                     (b)
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3.     SEC use only

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4.     Citizenship or place of organization:   Canadian

       Damion Loth             Foreign person, citizen of the Canada

       517093 B.C. Ltd.        A British Columbia, Canada Corporation

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5-8.                       Sole         Shared        Sole           Shared
                           Voting       Voting        Dispositive    Dispositive
                           Power        Power         Power          Power
                           -----        -----         -----          -----

517093 B.C. Ltd.           5,000,000                  5,000,000
Damion Loth                5,000,000                  5,000,000

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9&11.  Aggregate amount  beneficially owned by each reporting person and percent of class.

                                              Aggregate amount
                                        Beneficially        Percent
                                           Owned            of Class
                                           -----            --------

       517093 B.C. Ltd.                      0                  0%(1)
       Damion Loth                       5,000,000            100%

       (1) Damion Loth is the controlling shareholder and director of 517093 B.C. Ltd. and may be deemed to be the beneficial owner of the common stock held by it.

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10.    Check box if aggregate amount in #9
       excludes certain shares.                           Not applicable.

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12.    Type of reporting Person

       517093 B.C. Ltd.              CO
       Damion Loth                   IN

--------------------------------------------------------------------------------

Item 1    (a)  Name of Issuer:                       Talger Management Inc.

          (b)  Address of Issuer's Principal
               Executive Offices:                    8148 153 A Street
                                                     Surrey, B.C. Canada V3S-7X8

Item 2    (a)  Name of Person Filing:                Damion Loth


          (b)  Address of Principal Business or,
               if none, Residence:                   8148 153 A Street
                                                     Surrey  BC V3S-7X8

          (c)  Citizenship:                          Canada

          (d)  Title of Class of Securities:         Common Stock

          (e)  CUSIP Number:                         None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)                  Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned:            5,000,000 shares
          (b)  Percent of Class:                     100%
          (c)  Number of Shares as to which
               such person has:
               (i)   sole power to vote or to
                     direct the vote                 5,000,000
               (ii)  shares power to vote or
                     to direct the vote              0
               (iii) sole power to dispose or to
                     direct the disposition of       5,000,000
               (iv)  shared power to dispose or to
                     direct the disposition of       0

Item 5.   Ownership of Five Percent or
          Less of a Class                            Not applicable

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person:               Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security
          being Reported on By the Parent            Not applicable

Item 8.   Identification and Classification of
          Members of the Group

          The group consists of Damion Loth, a foriegn person, and 517093 B.C. Ltd., a British Columbia, Canada corporation of which Damion Loth is the controlling shareholder and director.

Item 9.   Notice of Dissolution of Group:            Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   Damion Loth

January 25, 2000
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

Item 1    (a)  Name of Issuer:                       Talger Management Inc.

          (b)  Address of Issuer's Principal
               Executive Offices:                    8148 153A Street
                                                     Surrey,B.C.V3S-7X8

Item 2    (a)  Name of Person Filing:                517093 B.C.Ltd.

          (b)  Address of Principal Business or,
               if none, Residence:                   8148 153A Street
                                                     Surrey BC, Canada V3S-7X8

          (c)  Citizenship:                          Canadian, British
                                                     Columbia, corporation

          (d)  Title of Class of Securities:         Common Stock

          (e)  CUSIP Number:                         None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)                  Not applicable

Item 4.   Ownership

          (a)  Amount beneficially owned:            0 shares (1)
          (b)  Percent of Class:                     0%
          (c)  Number of Shares as to which
               such person has:
               (i)   sole power to vote or
                     to direct the vote              5,000,000
               (ii)  shared power to vote or
                     to direct the vote              0
               (iii) sole power to dispose or to
                     direct the disposition of       5,000,000
               (iv)  shared power to dispose or
                     to direct the disposition of    0

     (1) Damion Loth is the controlling shareholder and director of 517093 B.C. Ltd. and is therefore deemed to be the beneficial owner of the 5,000,000 shares of common stock held by it.

Item 5.   Ownership of Five Percent or
          Less of a Class                            Not applicable

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person:               Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security
          being Reported on By the Parent            Not applicable

Item 8.   Identification and Classification of
          Members of the Group

          The group consists of Damion Loth , a foreign person, and 517093 B.C. Ltd., a British Columbia, Canada corporation, of which Damion Loth is the controlling shareholder and director.

Item 9.   Notice of Dissolution of Group:            Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              517093 B.C. Ltd.

                              By: /s/ Damion Loth,

                              DAMION LOTH, Director


January 25, 2000